Exhibit 99.4

PRESS RELEASE

TotalEnergies Condemns Greenpeace's Spreading of False and
Misleading Information about the Company's Greenhouse Gas

Emissions

Paris, November 3, 2022 – In a report entitled "TotalEnergies' Carbon Footprint Doesn't Add Up" published by Greenpeace on Thursday, November 3, 2022, Greenpeace affirms, among other things, that TotalEnergies' Scope 1 emissions based on equity share allegedly exceeded 160 million tons of CO2e in 2019, whereas the Scope 1 emissions based on equity share reported by TotalEnergies for 2019 actually amounted to 55 million tons of CO2e.

The figure of 160 million tons of CO2e provided by Greenpeace for TotalEnergies' 2019 Scope 1 emissions based on equity share is fanciful and false. Greenpeace's spreading of misleading information on this subject is serious in that it concerns the quality and reliability of TotalEnergies’ disclosures concerning its direct greenhouse gas emissions over which it has control.

Consequently, TotalEnergies has decided to initiate legal proceedings to repair the damage caused by the spreading of this misleading information by Greenpeace.

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.